UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Canbiola, Inc.

(now known as Can B̅ Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13730L 103

(CUSIP Number)

July 22, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CANB	N/A

CUSIP No. 13730L 103

1	Names of Reporting Persons John V. Bach
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 34,482,759
	6	Shared Voting Power 0
	7	Sole Dispositive Power 34,482,759
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 34,482,759
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9 5.1%
12	Type of Reporting Person IN

Page 2 of 5 Pages

ITEM 1.	(a) Name of Issuer:

Canbiola, Inc. (now knows as Can B̅ Corp.) (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

960 South Broadway

Suite 120

Hicksville, NY 11801

ITEM 2.	(a) Name of Person Filing:

John V. Bach

(b) Address or Principal Business Office:

44 Valley View Rd.

Great Neck, NY 11021

(c) Citizenship of each Reporting Person is:

United States

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

13730L 103

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 3 of 5 Pages

ITEM 4.	Ownership

(a)	Amount beneficially owned:

34,482,759

(b)	Percent of Class:

5.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 34,482,759

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 34,482,759

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2020

By:	/s/ John V. Bach
Name:	John V. Bach

Page 5 of 5 Pages